UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on February 25, 2025, shareholders of Farmmi, Inc. (the “Company”), at the annual general meeting of shareholders, approved proposals to: (a) effect a consolidation of the Company’s authorized shares, including issued and unissued shares, at the ratio of one-for-twelve (the “Share Consolidation”) such that following the Share Consolidation, the authorized share capital of the Company be changed to $100,000,000, divided into 41,666,667 ordinary shares of $2.40 par value each, and (b) increase the authorized share capital of the Company from $100,000,000 to $12,000,000,000, divided into 5,000,000,000 ordinary shares of $2.40 par value each (the “Share Capital Increase”).

Reason for the Share Consolidation

The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price (with which the Company was previously advised it was non-compliant).

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will be effected with NASDAQ Capital Market and in the marketplace at the open of business on March 17, 2025 (the “Effective Date”), whereupon the ordinary shares will begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s ordinary shares will continue to trade on NASDAQ Capital Market under the symbol “FAMI” but will trade under a new CUSIP Number, G33277149.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s ordinary shares held by each shareholder will be converted automatically into the number of whole ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) twelve (12).

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. The Company will purchase, redeem or otherwise acquire at market value any fractional shares.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent, Transhare Corporation, at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder. Please contact Transhare Corporation for further information, related costs and procedures before sending any certificates.

Transhare Corporation

17755 North US Highway 19 Suite 140

Clearwater, FL 33764

Tel: (303) 662-1112

Authorized Shares. At the time the Share Consolidation became legally effective, the Company’s authorized shares were consolidated at the ratio of one-for-twelve, and all 500,000,000 authorized shares with a par value of US$0.20, including all issued shares and unissued shares, were consolidated into 41,666,667 shares with a par value of US$2.40 each. After the Share Capital Increase and on the Effective Date, the Company is authorized to issue 5,000,000,000 ordinary shares of $2.40 par value each.

Capitalization. Prior to the Share Consolidation, there were 15,007,123 ordinary shares outstanding. On the Effective Date, approximately 1,250,500 ordinary shares will be outstanding (subject to redemptions of fractional shares).

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EXHIBIT INDEX

Exhibits No.	Description
99.1	Press release dated March 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

Date: March 12, 2025	By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

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